NO ACT

PE
1-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12026471

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-12

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

Dear Mr. Dunn:

This is in response to your letter dated January 10, 2012 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 10, 2012, January 11, 2012, January 13, 2012, January 18, 2012, January 31, 2012, February 5, 2012, February 12, 2012, February 15, 2012, February 24, 2012, February 26, 2012 and February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 11 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

In regard to the company's legal opinion, it is a fundamental principle of corporate governance that there is a division in the authority of the board and the shareowners. Boards have full authority regarding overall management of a company. Shareowners, on the other hand, retain some authority related to fundamental matters, such as major transactions, corporate policy or governance procedures.

Any claim that a proposal violates state law by infringing on the board's authority must explore this sometimes-vague boundary between board and shareowners' authority. The company's legal opinion does not attempt to do this. Instead, it discusses at length the purported overwhelming authority of the board while making no mention of the authority of the shareowners, thereby giving the false impression that shareowners have no authority, which is nonsense.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The Company is in fact arguing that all precatory written consent proposals are per se invalid under state law. The company gives no precedent to warrant such an extreme position.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

As a further example of the company stretching the facts, the company forwarded a management position statement that states or implies that Mr. Kenneth Steiner is not the proponent of his proposal. The company states or implies that a person who lives 3000 miles away will introduce this proposal instead of a person who lives one-hour away.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The company argument seems to be wrongly addressed to a hypothetical written consent proposal that would claim that it applied to every conceivable issue that the board is not in favor of.

The company argument also seems to be wrongly addressed to a hypothetical written consent proposal in which the first two words would be removed from second sentence. Then a verb would need to be added at the end of the second sentence

It would be necessary for the company to obtain the permission of the proponent in order for the company's hypothetical proposal, with the above two 5th wheels, to replace the submitted proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The Raytheon Company 2011 annual meeting proxy said that adopting written consent would give "a narrow majority of shareholders" the ability to "remove and replace directors." This is one example of "issues that our board is not in favor of" that is addressed in the 2012 rule 14a-8 proposals submitted to Raytheon and JPMorgan. JPMorgan and Raytheon are incorporated in the same state, Delaware.

Thus the 2011 Raytheon annual meeting proxy rebuts the 2012 JPMorgan outside opinion.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

Table of Contents

SHAREHOLDER PROPOSALS

We have been notified that certain shareholders intend to present proposals for consideration at the 2011 Annual Meeting. We continue to make corporate governance, particularly shareholder concerns, a priority. Management remains open to engaging in dialogue with respect to shareholder concerns and to sharing our views regarding our governance generally. We encourage any shareholder wishing to meet with management to contact the Office of the Corporate Secretary.

Any shareholder who intends to present a proposal at the 2012 Annual Meeting must deliver the proposal, in the manner specified below, to the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 30, 2011, if the proposal is submitted for inclusion in our proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- Between January 26, 2012 and February 25, 2012, if the proposal is submitted in accordance with our By-Laws, in which case we are not required to include the proposal in our proxy materials.

Any such proposal described above must be addressed and delivered to the Corporate Secretary at the address specified above either by U.S. mail or a delivery service, or by facsimile (FAX) transmission to FAX No. 781-522-3332.

SHAREHOLDER PROPOSAL
(Item No. 5 on the proxy card)

Ray T. Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust *** FISMA & OMB Memorandum M-07-16 *** FISMA & OMB Memorandum M-07-16 owner of 127 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

5—Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave greater than 53%-support to the 2010 shareholder proposal on this same topic. The 53%-support was achieved although our management used an argument one and one-half times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote. Shareholder proposals often win higher votes on the second submission.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: Shareholder Action by Written Consent—Yes on 5.

The Board recommends that shareholders vote AGAINST this proposal.

Raytheon's management and the Board believe in strong corporate governance and in providing shareholders with meaningful access to the Company. The Company has adopted sound governance structures designed to ensure that the Company remains fully transparent and accountable to shareholders. Appropriate shareholder access to the Company is

Table of Contents

chieved in a number of ways. First, shareholders can vote on important matters during the Company's annual meetings. Second, in the event hat important matters arise between annual meetings, the Company's charter and by-laws allow the Chairman and the Board to call special neetings of shareholders to address such matters. Third, in 2010, the Company proposed, and on affirmative vote of the Company's hareholders, implemented its proposal to allow a shareholder or shareholders of 25% of the Company's outstanding stock to call a special neeting. Finally, access is facilitated through annual election for all directors and majority voting in uncontested elections. These governance rovisions help ensure meaningful and consistent access for all shareholders on an equal, transparent basis. They also provide assurance that ignificant corporate actions are taken when there is a clear shareholder consensus that such action is prudent and when the Board, which has iduciary responsibilities to all shareholders equally, has determined that the action is in the best interests of the Company and its shareholders. These provisions also are designed to ensure that the Company governs its affairs in an efficient and cost-effective manner consistent with legal nd regulatory requirements. Finally, outside the context of formal action, the Company welcomes dialogue with shareholders on governance natters and has several mechanisms in place to facilitate it. Methods for communicating with the Board are described under the Proxy Statement's section entitled "Communications with the Board." Communications are also welcome through the Company's Investor Relations vebsite.

The Company has carefully considered this proposal in light of shareholder interest. However, the Board believes that the governance nechanisms discussed above are superior to the shareholder proposal to allow shareholders to act by written consent in terms of giving hareholders meaningful access to the Company. The current proposal provides an inferior mechanism for shareholder access on a number of evels and can be harmful to shareholder interests. Written consent procedures do not necessarily provide all shareholders with the same nformation and voting rights. In comparison to annual and special meeting procedures that are highly regulated by SEC proxy rules, written consent procedures are not as fully regulated in all contexts and have more potential to lead to abusive or disruptive shareholder action for the benefit of special interest groups to the detriment of other shareholders and effective management of a company. The ability of a narrow najority of shareholders to approve a sale of the company or remove and replace directors through the written consent procedure, as examples, could result in shareholders receiving less value than that to which they might otherwise be entitled in an orderly and fully transparent process. Contrary to claims, academic studies do not support the proposition that permitting shareholder action by written consent would increase hareholder value. Action by written consent could result in the bypassing of governance procedures currently in place that serve to protect all hareholders and that discourage short-term stock ownership manipulation.

Raytheon's management and Board regularly review and evaluate ways to improve Raytheon's corporate governance, as is illustrated by he 2010 implementation of the Company's special meeting proposal and the Board's prior implementation of other governance enhancements, ncluding annual election of directors, majority voting in uncontested elections, and elimination of the Company's shareholder rights plan. The Board and management believe that the Company's governance procedures provide multiple meaningful opportunities for shareholders to participate in the Company's governance, while maintaining procedural protections important for shareholder democracy without the potential detrimental effects of written consent actions discussed above.

For these reasons the Board believes that adopting the shareholders' proposal on action by majority written consent is not in the best nterests of the Company or its shareholders.

The Board unanimously recommends that shareholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board will be so voted unless shareholders specify otherwise in their proxies.

SHAREHOLDER PROPOSAL
(Item No. 6 on the proxy card)

John Chevedden, 2215 Nelson Avenue, No. ISMA & OMB Memorandum M-07-1 beneficial owner of 200 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

6—Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

Footnote 4, page 3 in the January 10, 2012 company request does not support the text associated with it. Footnote 4 cites 8 Del. C. § 242(b)(1) which states," If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

Advisability means wisdom or desirability.

The company erroneously claims that advisability means approval.

Wisdom or desirability can be expressed positively or negatively.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

[JPM: Rule 14a-8 Proposal, December 7, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The 2011 proposal on this topic won 49% support without the supporting statement stressing the weakness of our bylaw provision for shareholders to call a special meeting.

After a shareholder proposal for 10% of shareholders to be able to call a special meeting won strong support our company adopted a provision for 20% of shareholders to be able to call a shareholder meeting and packed this provision with excessive administrative burdens.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $42 million for CEO James Dimon and more than $13 million each for four Named Executive Officers (NEOs).

Annual incentive pay at JPMorgan was given at the discretion of the executive pay committee. Each of seven named executive officers (NEOs) received annual bonuses of $3.4 million with $5 million for Mr. Dimon. Discretionary incentive pay undermined the integrity of a pay-for-performance philosophy. To make matters worse, the only equity given to NEOs in 2010 was stock appreciation rights (which are essentially stock options) and restricted stock units, both of which vest simply after time.

Equity pay given for long-term incentive pay should include performance-vesting features. In fact, not only did our CEO receive a mega-grant of 563,000 options, but he also realized $23 million on the exercise of 2,727,000 options in 2010. Market-priced stock options may provide financial rewards due to a rising market alone, regardless of an executive's performance. Furthermore, Mr. Dimon's all other pay of $579,000 included such generous perquisites as moving expenses ($421,000) and his personal use of aircraft ($92,000).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The rule 14a-8 proposal would need to be reworded to salvage the company argument. It would be necessary for the company to obtain the permission of the proponent in order for the company to reword the proposal. Then the company would potentially be the co-sponsor of the rule 14a-8 proposal.

To salvage the company argument the second sentence of the proposal would need to have the first two words omitted. Then a verb would need to be added after the period of the second sentence (to fit the company argument).

In other words, "This includes" would need to be removed from the second sentence. Then "written consent" would be altered to be the first words of the second sentence. Plus a verb would need to be added after "of."

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

[JPM: Rule 14a-8 Proposal, December 7, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The 2011 proposal on this topic won 49% support without the supporting statement stressing the weakness of our bylaw provision for shareholders to call a special meeting.

After a shareholder proposal for 10% of shareholders to be able to call a special meeting won strong support our company adopted a provision for 20% of shareholders to be able to call a shareholder meeting and packed this provision with excessive administrative burdens.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $42 million for CEO James Dimon and more than $13 million each for four Named Executive Officers (NEOs).

Annual incentive pay at JPMorgan was given at the discretion of the executive pay committee. Each of seven named executive officers (NEOs) received annual bonuses of $3.4 million with $5 million for Mr. Dimon. Discretionary incentive pay undermined the integrity of a pay-for-performance philosophy. To make matters worse, the only equity given to NEOs in 2010 was stock appreciation rights (which are essentially stock options) and restricted stock units, both of which vest simply after time.

Equity pay given for long-term incentive pay should include performance-vesting features. In fact, not only did our CEO receive a mega-grant of 563,000 options, but he also realized $23 million on the exercise of 2,727,000 options in 2010. Market-priced stock options may provide financial rewards due to a rising market alone, regardless of an executive's performance. Furthermore, Mr. Dimon's all other pay of $579,000 included such generous perquisites as moving expenses ($421,000) and his personal use of aircraft ($92,000).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The company cited *Lowe's Inc.* (March 10, 2011) as a key point in its purported logic. However Lowe's claim was that North Carolina law prohibits written consent unless it is unanimous. And JPMorgan is not now claiming that Delaware law prohibits written consent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The company tampered with evidence by submitting a reduced-sized copy of the submitted rule 14a-8 proposal.

Contrary to the company "never before" claim, the resolved text in this proposal was used in more than a dozen 2011 rule 14a-8 proposals that were challenged in the no action process. None of these challenges obtained relief based on the resolved statement text.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 11, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

The outside opinion is vague. It begins with "recommended" and drifts to "approve/recommend." Then it uses "recommend" – only to drift off to "recommend and/or declare advisable" and then concludes with "recommend."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 10, 2012 company request to avoid this established rule 14a-8 proposal.

These company-purported precedents do not concern a proposal with the specific words in this proposal of "to the fullest extent permitted by law."
AT&T Inc. (February 12, 2010)
Merck & Co., Inc. (January 29, 2010)
Bank of America Corporation (January 13, 2010)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Anthony J. Horan <anthony.horan@chase.com>

[JPM: Rule 14a-8 Proposal, December 7, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The 2011 proposal on this topic won 49% support without the supporting statement stressing the weakness of our bylaw provision for shareholders to call a special meeting.

After a shareholder proposal for 10% of shareholders to be able to call a special meeting won strong support our company adopted a provision for 20% of shareholders to be able to call a shareholder meeting and packed this provision with excessive administrative burdens.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $42 million for CEO James Dimon and more than $13 million each for four Named Executive Officers (NEOs).

Annual incentive pay at JPMorgan was given at the discretion of the executive pay committee. Each of seven named executive officers (NEOs) received annual bonuses of $3.4 million with $5 million for Mr. Dimon. Discretionary incentive pay undermined the integrity of a pay-for-performance philosophy. To make matters worse, the only equity given to NEOs in 2010 was stock appreciation rights (which are essentially stock options) and restricted stock units, both of which vest simply after time.

Equity pay given for long-term incentive pay should include performance-vesting features. In fact, not only did our CEO receive a mega-grant of 563,000 options, but he also realized $23 million on the exercise of 2,727,000 options in 2010. Market-priced stock options may provide financial rewards due to a rising market alone, regardless of an executive's performance. Furthermore, Mr. Dimon's all other pay of $579,000 included such generous perquisites as moving expenses ($421,000) and his personal use of aircraft ($92,000).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

O

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1934 Act/Rule 14a-8

January 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner
Entitled "Shareholder Action by Written Consent"
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Kenneth Steiner (the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to John Chevedden, the designated representative of the Proponent.

A copy of the Proposal, the cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to John Chevedden, representative of the Proponent, at

*** FISMA & OMB Memorandum M-07-16 ***

I. THE PROPOSAL

On December 8, 2011, the Company received (via email) a letter from Mr. Chevedden containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Proposal states:

> "RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(2), as the Proposal would cause the Company to violate state law.
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(2), as it Would Force the Company to Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal, or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and as supported by a legal opinion regarding Delaware law, attached hereto as Exhibit B

---

1 We note that copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F were included with the notice of deficiency required pursuant to Rules 14a-8(b) and (f) from the Company. Because no procedural basis for exclusion is asserted in this request, such copies are not included in Exhibit A.

(the ***"Delaware Opinion"***), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate the Delaware General Corporation Law ("***DGCL***").

Section 228 of the DGCL addresses shareholder action by written consent. That section provides, in relevant part, as follows:

> "Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded."

On a number of occasions, the Staff has permitted exclusion of written consent proposals under Rule 14a-8(i)(2) on the ground that they would violate state law. For example, in *AT&T Inc.* (February 12, 2010), the Staff concurred, pursuant to Rule 14a-8(i)(2), in the exclusion of a proposal requesting that AT&T take the necessary steps "to permit shareholders to act by the written consent of a majority of the shares outstanding." *See also Merck & Co., Inc.* (January 29, 2010); *and Bank of America Corporation* (January 13, 2010).

On another occasion, however, the Staff did not permit exclusion of a written consent proposal where the specific language of the proposal was modified. In *Sprint Nextel Corporation* (March 4, 2010) (***"Sprint"***), the Staff denied a no-action request under Rule 14a-8(i)(2) when the proposal included language providing for implementation "to the fullest extent permitted by law."

As evidenced by the Staff positions discussed above, the specific language of a written consent proposal is key to an assessment of its validity under state law. Here, the Proposal includes language that has never before been considered by the Staff in the context of a Rule 14a-8 no-action request. Specifically, the last sentence of the Proposal provides that: "[t]his includes written consent regarding issues that our board is not in favor of." This sentence is significant to the Rule 14a-8(i)(2) analysis for two reasons.

First, this sentence seeks independent authorization for shareholders to act by written consent on issues that the Board is not in favor of. However, the sentence is separate from and subsequent to the portion of the Proposal that authorizes written consent only to "the fullest extent permitted by law." Based on this language, even if Delaware law does not permit written consent on issues that the Board is not in favor of, the most straightforward reading of the last sentence is as a clarification that action by written consent regarding those issues (*i.e.*, issues that the Board is not in favor of) is nonetheless to be read as part of the Proposal. One could reasonably assume that the Proponent wished to clarify that any uncertainty regarding the legal permissibility of action by written consent regarding issues that the Board does not favor should not lead to the conclusion that consent on those matters was not intended to be authorized as part of the Proposal. To include the last sentence as impacted by the general "permitted by law" limitation in the prior sentence would require rewriting the proposal to eliminate fully one of its two sentences.

Second, the effect of the sentence itself would require the Company to violate state law. As the Delaware Opinion explains, "to the extent that the Proposal purports to require the Board to recommend such corporate actions that the Board is "not in favor of" in order to enable the stockholders to act by written consent with respect thereto, the Proposal violates Delaware law . . ." The conflict with state law occurs because the Proposal "impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties." Indeed, the Proposal purports to enable shareholders to unilaterally authorize the taking of certain corporate actions that, under Delaware law, must first be recommended to the shareholders by the Board, as there is no qualifying clause in the Proposal limiting such actions to those "permitted by law."

In *Lowe's Inc.* (March 10, 2011), the Staff distinguished *Sprint* and concurred with the exclusion of a written consent proposal under Rule 14-8(i)(2). The Staff focused on the specific language of the proposal, holding that the express prohibition of non-unanimous written consent proposals under North Carolina law was distinguishable from facts in *Sprint*. The unique language at issue in the Proposal calls for a similar conclusion.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a 8(i)(2).

C. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading*

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading. *See The Allstate Corporation* (February 16, 2009) (concurring with the view that an independent chair proposal could be omitted in reliance on Rule 14a-8(i)(3) because a statement in the proposal that "[t]he standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation" was materially false and misleading). *See also AT&T Inc.* (February 2, 2009) (same); *and General Electric Company* (January 6, 2009) (concurring in the exclusion of a proposal requesting the board adopt a policy to ensure that a director who receives greater than 25% withheld votes in a director election will not serve on key board committees for two years after the annual meeting in reliance on Rule 14a-8(i)(3) because the proposal falsely asserted that the company offers shareowners the opportunity to withhold votes from director candidates on its proxy card; in fact, such option was not available because the company's Certificate of Incorporation established a majority voting standard for the election of directors in uncontested elections and, therefore, the company's proxy card offered shareowners only the option to vote "for," "against" or "abstain" with respect to each director candidate).

The Proposal purports to authorize shareholders to act by "written consent regarding issues that our board is not in favor of." This provision is materially false and misleading because state law generally disallows the Proposal from providing shareholders such authority. As discussed above, written consent on such issues is generally disallowed because it conflicts with business management responsibilities and fiduciary duties that Delaware Law imposes on the Board. More specifically, however, the Proposal is false and misleading because a large number of important corporate actions require prior recommendation of the Board. As the Delaware Opinion outlines, such prior Board approval is required for amendments to the certificate of incorporation, adoption of an agreement of merger or consolidation, conversion of the corporate form, and a number of other matters. Put simply, the Proposal purports to request that shareholders be authorized to act by "written consent regarding issues that our board is not in favor of" when, in fact, such broad authorization is not permitted by Delaware Law.

Because the Proposal purports to provide shareholders with authority that generally they cannot derive from the terms of the Proposal, it is materially false and misleading. Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(3). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James Dimon
Chairman of the Board
JPMorgan Chase & Co. (JPM)
270 Park Ave
New York NY 10017
Phone: 212 270-6000

Dear Mr. Dimon,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Anthony J. Horan
Corporate Secretary
Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396
FX: 212-270-1648

[JPM: Rule 14a-8 Proposal, December 7, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The 2011 proposal on this topic won 49% support without the supporting statement stressing the weakness of our bylaw provision for shareholders to call a special meeting.

After a shareholder proposal for 10% of shareholders to be able to call a special meeting won strong support our company adopted a provision for 20% of shareholders to be able to call a shareholder meeting and packed this provision with excessive administrative burdens.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in Executive Pay – $42 million for CEO James Dimon and more than $13 million each for four Named Executive Officers (NEOs).

Annual incentive pay at JPMorgan was given at the discretion of the executive pay committee. Each of seven named executive officers (NEOs) received annual bonuses of $3.4 million with $5 million for Mr. Dimon. Discretionary incentive pay undermined the integrity of a pay-for-performance philosophy. To make matters worse, the only equity given to NEOs in 2010 was stock appreciation rights (which are essentially stock options) and restricted stock units, both of which vest simply after time.

Equity pay given for long-term incentive pay should include performance-vesting features. In fact, not only did our CEO receive a mega-grant of 563,000 options, but he also realized $23 million on the exercise of 2,727,000 options in 2010. Market-priced stock options may provide financial rewards due to a rising market alone, regardless of an executive's performance. Furthermore, Mr. Dimon's all other pay of $579,000 included such generous perquisites as moving expenses ($421,000) and his personal use of aircraft ($92,000).

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** onsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

VIA OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 8, 2011, via e-mail, the shareholder proposal from Mr. Kenneth Steiner, titled "Shareholder Action by Written Consent" (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders. Mr. Steiner has appointed you as his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Mr. Steiner that he has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of JPMC shares for at least one year.

- if Mr. Steiner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which Mr. Steiner's shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the Funds' securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by Mr. Steiner for at least one year – with one statement from your broker or bank confirming Mr. Steiner's ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

cc: Kenneth Steiner

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

TD Ameritrade

Post-it® Fax Note 7671		Date 12-12-11	# of pages ▶
To Anthony Horan		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-270-4240		Fax #	

December 12, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Allstate Corporation (ALL)
Bank of America Corporation (BAC)
JP Morgan Chase & Co. (JPM)
American International Group, Inc. (AIG)
Comcast Corporation (CMCSA)
Liz Claiborne, Inc. (LIZ)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD Ameritrade

Post-it® Fax Note 7671	Date 12-13-11	# of pages ▸
To Anthony Horan	From John Chevedden	
Co./Dept.	Co.	
Phone # ***	Phone # FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-270-4240	Fax #	

December 13, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Allstate Corporation (ALL)
Bank of America Corporation (BAC)
JP Morgan Chase & Co. (JPM)
American International Group, Inc. (AIG)
Comcast Corporation (CMCSA)
Liz Claiborne, Inc. (LIZ)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

EXHIBIT B

RICHARDS
LAYTON &
FINGER

January 10, 2012

JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") that the Proponent intends to present at the Corporation's 2012 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on April 5, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Corporation, effective as of January 19, 2010 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Corporation would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of

> the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

As permitted by the General Corporation Law, the Certificate of Incorporation currently prohibits action by the holders of the Corporation's common stock by written consent on any matter.[2] The Proposal calls upon the Corporation's Board of Directors (the "Board") to propose an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would purport to authorize the holders of the Corporation's common stock to act by written consent "regarding issues that our board is not in favor of." Thus the Proposal can be read to enable stockholders to unilaterally authorize the taking of certain corporate actions that, under Delaware law, must first be recommended to the stockholders by the Board. To the extent that the charter provision contemplated by the Proposal would purport to authorize the Corporation's stockholders to act by written consent in connection with matters that under the General Corporation Law require prior affirmative action by the Board, despite the absence of such affirmative action, the Proposal would be contrary to the General Corporation Law.

Although stockholders may, in certain instances, unilaterally authorize the taking of corporate action through written consent,[3] there are a number of matters that, under the General Corporation Law, require the Board first to approve/recommend the action before stockholders may act. For example, under the General Corporation Law, a prior approval/recommendation of a board of directors of a Delaware Corporation is required before stockholders can act to: approve an amendment to the certificate of incorporation;[4] adopt an

---

[1] 8 *Del. C.* § 228(a).

[2] Specifically, Section 1 of Article SEVENTH of the Certificate of Incorporation provides: "Any action required or permitted to be taken by the holders of Common Stock of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent in writing."

[3] For example, Section 109 of the General Corporation Law vests stockholders with the power to unilaterally adopt, amend or repeal bylaws. 8 *Del. C.* § 109(a).

[4] 8 *Del. C.* § 242(b)(1) ("[The] board of directors shall adopt a resolution setting forth the amendment proposed [and] *declaring its advisability*" before submitting the amendment to stockholders) (emphasis added); *Williams v. Geier*, 671 A.2d 1368, 1381 (Del. 1996) ("Like the statutory scheme relating to mergers under 8 *Del. C.* § 251, it is significant that two discrete corporate events must occur, *in precise sequence*, to amend the certificate of incorporation.") (emphasis added); *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999)

agreement of merger or consolidation;[5] approve the conversion of the corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership or foreign corporation;[6] approve the transfer, domestication or continuance of the corporation in any foreign jurisdiction;[7] or approve the voluntary dissolution,[8] or revoke the voluntary dissolution[9] of the corporation. To the extent the Proposal purports to authorize stockholders to take such actions without prior Board approval/recommendation thereof, the Proposal would, in our view, violate the General Corporation Law.

Additionally, to the extent that the Proposal purports to require the Board to recommend such corporate actions that the Board is "not in favor of" in order to enable the stockholders to act by written consent with respect thereto, the Proposal violates Delaware law because it impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties.

Section 141(a) of the General Corporation Law vests the power and authority to manage the business and affairs of a Delaware corporation in the board of directors.[10] Implicit in the management of the business and affairs of a Delaware corporation is the concept that the

("[U]nder no circumstances may the stockholders act before the mandated board action proposing and recommending the amendment.").

[5] 8 *Del. C.* § 251(b), (c) ("The board of directors . . . shall adopt a resolution approving an agreement of merger . . . and *declaring its advisability*" before submitting the merger agreement to stockholders.) (emphasis added); *Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *4, *7 (Del. Ch. Nov. 27, 2001) (holding that a merger was invalid in part because the board never approved the merger agreement as required by Section 251 and emphasizing that Section 251 "requires three different actions to occur in a *specific sequence* to approve and implement a merger") (emphasis added).

[6] 8 *Del. C.* § 266(b) ("The board of directors . . . shall adopt a resolution approving such conversion . . . and *recommending* the approval of such conversion by the stockholders of the corporation.") (emphasis added).

[7] 8 *Del. C.* § 390(b) ("The board of directors . . . shall adopt a resolution appoving such transfer . . . and *recommending* the approval of such transfer . . . by the stockholders of the corporation.") (emphasis added).

[8] 8 *Del. C.* § 275(a), (b) ("If it should be deemed *advisable in the judgment of the board of directors* of any corporation that it should be dissolved, the board, *after the adoption of a resolution to that effect* . . . shall cause notice of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution to be mailed to each stockholder....") (emphasis added). Section 275 does, however, provide that the unanimous written consent of all of the stockholders entitled to vote thereon obviates the need for prior board approval. 8 *Del. C.* § 275(c).

[9] 8 *Del. C.* § 311(a)(2), (3) ("The board of directors shall adopt a resolution *recommending* that the dissolution be revoked and directing that the question of the revocation be submitted to [the stockholders].") (emphasis added).

[10] 8 *Del. C.* § 141(a).

board of directors is in the best position to direct the decision-making process with respect to certain corporate actions. Directors can not be required to delegate or abdicate their decision-making authority in favor of the stockholders with respect to matters which they are expressly required to recommend and/or declare advisable under the General Corporation Law.[11] Therefore, to the extent the Proposal requires the Board to recommend or declare advisable actions that it is "not in favor of," the Proposal violates Delaware law.

In exercising the Board's discretion concerning the management of the Corporation's affairs, directors are obligated to act in a manner consistent with their fiduciary duties, not necessarily in accordance with the desires of the holders of a majority of the Corporation's common stock.[12] To the extent the Proposal purports to require the Board to recommend certain corporate actions, it essentially requires the Board to defer to the views of the Corporation's stockholders regardless of whether the Board's own business judgment would counsel against taking the proposed action.[13] Through the Proposal, the stockholders purportedly could force the Corporation to undertake a course of action that would undermine the Board's ability to exercise its fiduciary duties and directly conflict with the substantive decision-making authority vested in the Board by the General Corporation Law.[14] Such a result would violate Delaware law.[15]

[11] *See Rosenblatt v. Getty Oil Co.*, 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983) *aff'd* 493 A.2d 929 (Del. 1985) ("[D]irectors cannot lawfully agree to surrender to others the duties of corporate management which the statutes impose upon them."); *Abercrombie v. Davies*, 123 A.2d 893, 899-900 (Del. Ch. 1956) *rev'd on other grounds*, 130 A.2d 338 (Del. 1957) ("So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. . . . [Stockholders] cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment."); *see also Air Prods. & Chems., Inc. v. Airgas, Inc.*, 16 A.3d 48, 124 (Del. Ch. 2011) ("[T]he fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. *That duty may not be delegated to the stockholders.*") (quoting *Paramount Commc'ns, Inc. v. Time, Inc.*, 571 A.2d 1140, 1154 (Del. 1990)); *Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (The board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger.").

[12] *See Paramount Commc'ns Inc. v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) *aff'd* 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."); *see also Airgas*, 16 A.3d at 124.

[13] *See, e.g., Nagy v. Bistricer*, 770 A.2d 43, 62, 64 (Del. Ch. 2000) (holding that directors breached their fiduciary duties to the corporation by abdicating their duty to determine a fair merger price and noting that "[t]his abdication is inconsistent with the [Company] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the Company] and its stockholders.")

[14] In a recent decision, the Delaware Supreme Court invalidated a proposed bylaw that would have impermissibly infringed on the directors' exercise of their fiduciary duties. *CA, Inc. v. AFSCME Employees Pension*

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate the provisions of the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/NS/SN

Plan, 953 A.2d 227, 237 (Del. 2008). The Court held that the proposed bylaw, which would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," impermissibly infringed on the directors' exercise of their fiduciary duties because it would have required the board to expend corporate funds even in cases where the board of directors believed doing so would not be in the best interests of the corporation and its stockholders. *Id.* at 240. Like the proposed bylaw in *CA*, to the extent the Proposal purports to require the Board, in order to enable stockholder action thereon by written consent, to approve specific corporate actions which under DGEL require prior Board approval even if the Board in fact does not favor such action, would purport to commit the directors to subordinate their fiduciary duties to act in the best interests of the Company and its stockholders in order to act in a manner consistent with the Proposal.

[15] *See, e.g., Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."); *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").